Exhibit 2.2

Confidential

ASSET PURCHASE AGREEMENT

between

Clearwater Paper Corporation, as Seller

and

Sofidel America Corp., as Buyer

Dated as of July 21, 2024

i

Article VI MISCELLANEOUS		27

Section 6.1	No Inducement or Reliance; Independent Assessment	27

Section 6.2	Termination	27

Section 6.3	No Partnership	28

Section 6.4	Miscellaneous	28

Exhibits and Schedules

Exhibit A – Form of Assignment and Assumption Agreement
Exhibit B – Form of Bill of Sale
Exhibit C – Form of Lease Agreement
Exhibit D – Form of Services and Use Agreement
Exhibit E – Form of Transition Services Agreement
Exhibit F – Lewiston Buyer Guaranty

Schedule A – Land Description

Seller Disclosure Schedule

ii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into as of July 21, 2024 (the “Execution Date”), by and between Clearwater Paper Corporation, a Delaware corporation (“Seller”), and Sofidel America Corp., a Florida corporation (“Buyer”). Seller and Buyer are, individually, a “Party,” and, collectively, the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meaning set forth in that certain Membership Interest Purchase Agreement, dated as of the Execution Date, by and between Seller and Buyer (the “MIPA”).

A. Seller is engaged in the Transferred Business (as defined below).

B. On the terms and subject to the conditions set forth herein, Seller desires to contribute, convey, assign, transfer and deliver to Buyer, and Buyer desires to receive, acquire and take assignment of, all of Seller’s right, title and interest in and to the Transferred Assets (as defined below), and Buyer desires to assume, and agrees to pay, perform, fulfill and discharge all of the Assumed Liabilities (as defined below).

In consideration of the premises set forth above and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration the adequacy of which is hereby acknowledged, the Parties, intending to become legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1 Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Agreement” has the meaning set forth in the preamble hereto.

“APA Allocation” has the meaning set forth in Section 2.3.

“APA Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed by Seller and Buyer at the Closing, substantially in the form attached hereto as Exhibit A.

“APA Intellectual Property” means all Intellectual Property owned or purported to be owned by Seller or its Subsidiaries that is primarily related to the Transferred Business.

“APA Transaction Documents” means (i) this Agreement, (ii) the APA Assignment and Assumption Agreement, (iii) the Bill of Sale, (iv) the Transition Services Agreement, (v) the Services and Use Agreement, (vi) the Lease Agreement, (vii) the Lewiston Buyer Guaranty, and (vii) all other documents or certificates delivered or required to be delivered by any Party at the Closing pursuant to this Agreement.

“Asset” means any and all assets, properties and rights, wherever located, whether real, personal or mixed, tangible or intangible, current or long-term.

“Asset Transactions” means the transactions contemplated by this Agreement and the other APA Transaction Documents.

“Assigned Contracts” means (i) all Contracts that are primarily related to the Transferred Business and (ii) the rights and Losses under any Shared Contracts to the extent allocated to Buyer in accordance with Section 2.4(b).

“Assumed Liabilities” means, collectively:

(i) all Losses (including Current Liabilities to the extent included in Working Capital) of Seller or any of its Subsidiaries to the extent relating to or arising from the Transferred Business in the Ordinary Course of Business;

(ii) all Losses to the extent relating to or arising from any Transferred Assets in the Ordinary Course of Business;

(iii) all Losses under Assigned Contracts;

(iv) all Losses under any Shared Contracts allocated to Buyer in accordance with Section 2.4(b);

(v) all Environmental Claims and Losses arising under any Environmental Law relating to or arising from (A) any Releases of or exposure to Hazardous Substances in connection with the operation of the Transferred Business after the Closing; (B) the off-site transportation, storage, disposal or arrangement for disposal of any Hazardous Substance from the Transferred Business after the Closing; (C) fines or penalties imposed by any Governmental Authority relating to any violations of or non-compliance with any Environmental Laws occurring after the Closing in connection with the conduct or operation of the Transferred Business after the Closing; or (D) any action under any Environmental Law related to the foregoing clauses (A) – (C), in each case, only to the extent arising due to circumstances that occurred after the Closing; and

(vi) all (a) Taxes relating to or arising from the Transferred Assets, the Assumed Liabilities or the Transferred Business with respect to a Post-Closing Tax Period and (b) Taxes of the Transferred Business to the extent reflected as a Current Liability in Working Capital as finally determined; provided, that subject to the proviso at the end of the definition of Excluded Liabilities, Losses described in clauses (i)-(v) of this definition of Assumed Liabilities shall not include Losses with respect to Taxes;

“Bill of Sale” means the bill of sale, substantially in the form of Exhibit B, with respect to the Transferred Assets.

“Buildings and Improvements” means the buildings and improvements situated on the Land, including all fixtures and permanent piping therein, which includes the systems for the supply and collection of steam and condensate.

“Buyer” has the meaning set forth in the preamble hereto.

“Buyer Indemnitees” means Buyer and its Affiliates (excluding the Company Entities after the Closing), and each of their respective present, former and future Representatives and each of the respective heirs, executors, successors and assigns of any of the foregoing.

“Cash and Cash Equivalents” means, as of any date of determination, all cash and cash equivalents of Seller and of any Subsidiary of Seller in connection with the Transferred Business required to be reflected as cash and cash equivalents on a balance sheet in accordance with GAAP, including certificates of deposit or bankers’ acceptances maturing within ninety (90) days from the Execution Date, investments in money market funds and all deposited but uncleared (including those in transit) wire transfers and bank deposits.

“Current Assets” means all current assets (other than Cash and Cash Equivalents) of the Transferred Business, determined as of the Calculation Time in accordance with the MIPA. For the avoidance of doubt, Current Assets shall exclude any Assets that are Excluded Assets.

“Current Liabilities” means all current liabilities of the Transferred Business, determined as of the Calculation Time in accordance with the MIPA. For the avoidance of doubt, Current Liabilities shall exclude any liabilities that are Excluded Liabilities and shall only include Taxes that are Assumed Liabilities.

“Delayed Transfer Asset” has the meaning set forth in Section 2.4(c).

“Delayed Transfer Liabilities” means any Losses (other than Excluded Liabilities) contemplated by Section 2.4 not transferred on or prior to the Closing.

“Environmental Claims” means any Action, notice, letter, demand or request for information (in each case in writing) by any Person alleging potential Losses or noncompliance (including potential Losses for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on, or resulting from any violation of Environmental Law or the Release of any Hazardous Substances at any location.

“Excluded Assets” means, collectively, all of the right, title and interest of Seller and its Subsidiaries in all Assets held by them that do not meet the definition of Transferred Assets, and shall include the following (whether or not otherwise described in the definition of Transferred Assets):

(i) all Retained Contracts subject to the allocation of rights and obligations in Section 2.4(b);

(ii) Cash and Cash Equivalents;

(iii) all Intercompany Obligations;

(iv) the capital stock, membership or other equity interests of each Subsidiary of Seller;

(v) all defenses and counterclaims relating to any Excluded Liability;

(vi) all claims, causes of action and rights (or any share thereof) to the extent relating to or arising from any other Excluded Asset or Excluded Liability;

(vii) subject to Section 6.8 of the MIPA, all Insurance Policies;

(viii) all rights of Seller under the Transaction Documents;

(ix) all books and records created in connection with, or in furtherance of, the Contemplated Transactions or any competitive transactions similar thereto;

(x) all other Assets of Seller and its Subsidiaries not primarily related to the Transferred Business (including, for the avoidance of doubt, the Seller Business) and all other Assets of Seller and its Subsidiaries to the extent specifically assigned to or agreed to be retained by Seller pursuant to this Agreement or any other Transaction Document;

(xi) all Excluded Tax Assets;

(xii) the Assets described on Section 1.1(a) of the Seller Disclosure Schedule;

(xiii) all Retained IP;

(xiv) all Covered Receivables; and

(xv) all real property and facilities owned by Seller or its Subsidiaries, including the Real Property and the Buildings and Improvements.

provided that, notwithstanding anything to the contrary, Excluded Assets shall not include the Company Interests or any Assets of a Company Entity (which are solely addressed in the MIPA).

“Excluded Liabilities” means, collectively:

(i) all Losses of Seller or any of its Subsidiaries that are not Assumed Liabilities, including all Losses to the extent relating to or arising from the Seller Business and the Losses of or allocated to Seller under the Transaction Documents;

(ii) all Losses under any Retained Contracts subject to the allocation of rights and obligations in Section 2.4(b);

(iii) all Losses related to Intercompany Obligations;

(iv) all Losses related to the Real Property and the Buildings and Improvements, except as otherwise expressly set forth in the Transaction Documents;

(v) all Losses of Seller to the extent arising out of or relating to any Existing Lawsuits;

(vi) all Losses of Seller to the extent relating to or arising from any Excluded Asset, subject to the provisions of Section 2.4(f);

(vii) Excluded Taxes;

(viii) all Liens relating to or arising from any Excluded Liability;

(ix) all Environmental Claims and all other Losses arising under any Environmental Law relating to or arising from (A) operations other than in connection with the Transferred Assets and operations of the Transferred Business (including at any property formerly owned, leased or operated by Seller or otherwise in connection with the Seller Business) prior to, on or after the Closing, (B) Seller’s operations at the Lewiston Complex (other than in connection with the Transferred Assets and operations of the Transferred Business) on, prior to or after the Closing; (C) any Releases of or exposure to Hazardous Substances other than in connection with the Transferred Assets and the operations of the Transferred Business prior to, on or after the Closing; (D) the off-site transportation, storage, disposal or arrangement for disposal of any Hazardous Substance other than in connection with the operation of the Transferred Assets or the Transferred Business, prior to, on or after the Closing; (E) fines or penalties imposed by any Governmental Authority relating to any violations of or non-compliance with any Environmental Law other than in connection with the Transferred Assets or operation of the Transferred Business, prior to, on or after the Closing; or (F) any action under any Environmental Law related to the foregoing clauses (A) – (E) (the “Seller Environmental Liabilities”);

(x) all Environmental Claims and all other Losses arising under any Environmental Law relating to or arising from (A) operations in connection with the Transferred Assets and operations of the Transferred Business prior to or on the Closing, (B) operations at the Lewiston Complex prior to or on the Closing; (C) any Releases of or exposure to Hazardous Substances in connection with the Transferred Assets and the operations of the Transferred Business prior to or on the Closing; (D) the off-site transportation, storage, disposal or arrangement for disposal of any Hazardous Substance in connection with the operation of the Transferred Assets or the Transferred Business, prior to or on the Closing; (E) fines or penalties imposed by any Governmental Authority relating to any violations of or non-compliance with any Environmental Law in connection with the Transferred Assets or operation of the Transferred Business, prior to or on the Closing; or (F) any action under any Environmental Law related to the foregoing clauses (A) – (E), in each case, to the extent arising due to circumstances that existed or occurred prior to the Closing Date (the “Retained Pre-Closing Environmental Liabilities”, collectively with the Seller Environmental Liabilities, the “Retained Environmental Liabilities”);

(xi) all Losses in respect of Indebtedness;

(xii) any and all Losses under settlement agreements related to the Transferred Business (other than commercial arrangements that are consistent with the historical practices of the Transferred Business); and

(xiii) the Losses described in Section 1.1(b) of the Seller Disclosure Schedule;

provided that, notwithstanding anything to the contrary, except with respect to Taxes described in clause (iii) of the definition of Excluded Taxes, Excluded Liabilities shall not include any Losses of a Company Entity (which are solely addressed in the MIPA).

“Excluded Tax Asset” means any Tax refund, credit or offset related to or arising in a Pre-Closing Tax Period other than the Tax assets specifically identified in clause (vii) of the definition of Transferred Assets.

“Excluded Taxes” means subject to the proviso at the end of the definition of Excluded Liabilities, (i) any Taxes of or imposed on Seller or any of its Subsidiaries; (ii) any Taxes for any Pre-Closing Tax Period to the extent relating to or arising from the Transferred Assets, Assumed Liabilities or Transferred Business (other than in the case of clause (i) and (ii), any Taxes included in clause (vi) of the definition of Assumed Liabilities); (iii) any Taxes for which any current or former member of the Seller Affiliated Group is liable under Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law as a result of having been a member of a Seller Affiliated Group on or prior to the Closing Date (except to the extent that such Taxes would be allocable to a Company Entity if reported on a standalone pro forma basis); and (iv) any Conveyance Tax for which Seller is responsible pursuant to Section 4.2(g).

“Execution Date” has the meaning set forth in the preamble hereto.

“Existing Lawsuits” means any Action existing at Closing against Seller or any of its Affiliates with respect to the Transferred Business, Transferred Assets or Assumed Liabilities.

“Incidental License” means a (a) Contract under which any Intellectual Property is licensed to a contractor or vendor of the Transferred Business solely for the benefit of the Transferred Business or(b) Contract containing a non-exclusive license that is merely incidental to the transaction contemplated in such Contract, the commercial purpose of which is primarily for something other than such license, such as (i) a sales, supply, manufacturing or marketing Contract that includes an incidental license to use the trademarks of either party thereto for the purposes of advertising or marketing, (ii) a Contract to purchase or lease equipment, such as a photocopier, computer, or mobile phone that also contains an Intellectual Property license or (iii) a nondisclosure Contract entered into in the Ordinary Course of Business.

“Indebtedness” means, with respect to a Person, all obligations of such Person (a) for borrowed money or issued in substitution or exchange for borrowed money, including, but not limited to, outstanding principal amount, accrued and unpaid interest, prepayment premiums, make-whole payments, penalties, termination or breakage costs, fees and other costs and expenses associated with repayment of such obligations, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods, properties, assets, businesses or services (whether contingent or otherwise), including any purchase price adjustments, seller notes, earnout, holdback or other similar obligation in each case, calculated at the full amount of the possible payment outstanding (other than trade payables or accruals incurred in the Ordinary Course of Business to the extent included in the calculation of Working Capital included in the Final Closing Statement) (d) under capital or financial leases determined in accordance with GAAP, (e) for the settlement of any derivative, hedging, swap or similar instruments, valued at the terminal value thereof (which amount shall not be less than $0), (f) in the nature of reimbursement obligations under letters of credits, sureties, performance bonds, appeal bonds or similar obligations (solely to the extent drawn), and (g) guarantees of the obligations described in clauses (a) through (g) above of any other Person. For the avoidance of doubt, “Indebtedness” shall not include any item included as a Current Liability.

“Indemnifiable Losses” means all Losses suffered by an Indemnitee, including any costs or expenses of enforcing any indemnity hereunder, and any costs of collection.

“Indemnifying Party” means, with respect to a matter, a Person that is obligated under this Agreement to provide indemnification with respect to such matter.

“Indemnitee” means, with respect to a matter, a Person that may seek indemnification under Section 5.2 or Section 5.3 of this Agreement with respect to such matter.

“Intercompany Obligations” means all Contracts, intercompany accounts or liabilities between a Seller Company, on the one hand, and any officer or director (or person performing equivalent functions) of Seller, on the other hand, with respect to the Transferred Business, other than in connection with the Transaction Documents and the Asset Transactions.

“Intellectual Property Assets” means all APA Intellectual Property, together with all income, royalties, damages and payments relating thereto (including damages and payments for past, present or future infringements or misappropriations thereof), the right to sue and recover damages and obtain equitable relief for past, present or future infringements or misappropriations thereof, the rights to prosecute, register, maintain and defend such Intellectual Property before any public or private agency, office or registrar, and any and all corresponding rights, claims and remedies that, now or hereafter, may be secured throughout the world.

“Inventory” has the meaning set forth in the definition of Transferred Assets.

“Land” means the land that is included within Nez Perce County Tax Parcels RP36N05W278701 and RP36N05W285400 and RP36N05W340025, as more particularly described in Schedule A, and any transferable easements, rights and entitlements appurtenant thereto.

“Lease Agreement” means a lease agreement, substantially in the form of Exhibit C with respect to the Real Property, including the Land and the Buildings and Improvements related to the Mill Facilities.

“Leased Equipment” means all furniture, machinery, equipment and other items of personal property acquired and located at, or installed or otherwise primarily used in the operation of, the Mill Facilities.

“Lewiston Buyer Guaranty” means a duly executed guaranty by Sofidel S.p.A., as the guarantor, in favor of Seller, dated as of the Closing Date, substantially in the form of Exhibit F.

“Lewiston Complex” means the Mill Facilities and Seller’s paperboard facilities located on the property adjacent thereto.

“Litigation Matters” means any Action that has been or may be asserted against, or otherwise adversely affect, Buyer or Seller (or any of their respective Subsidiaries).

“Material Contracts” means the following material Contracts entered into by a Seller Company with respect to the Transferred Business, or by which any of the Transferred Assets are bound:

(i) (A) Contracts evidencing Indebtedness for borrowed money owed in connection with the Transferred Business, or providing for any loan to any Person of any obligation for borrowed money of a third Person, in each case with a principal amount in excess of $1,000,000 and (B) Contracts that limit the ability to incur Indebtedness (including guaranties of Indebtedness) or incur Liens;

(ii) any Contract involving hedging, swap, derivative or similar arrangements;

(iii) any Contract with respect to any partnerships, joint ventures, strategic alliances or other similar agreements or arrangements;

(iv) any Contract (A) for the disposition or acquisition of any assets or businesses (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) other than purchases or sales of Inventory in the Ordinary Course of Business; or (B) for the grant of any preferential rights to purchase any assets;

(v) any Contract pursuant to which Seller, on behalf of the Transferred Business, has committed to make a capital expenditure or purchase a capital asset involving payments equal to or in excess of $1,000,000 individually or $2,000,000 in the aggregate;

(vi) any Contract involving any resolution or settlement of any actual or threatened Action, including any such Contract that provides for any injunctive or non-monetary relief (including co-existence agreements);

(vii) any Contract with any Governmental Authority;

(viii) any Contract that provides or is reasonably expected to provide for annual payments in excess of $1,000,000 by, or in excess of $2,000,000 to, Seller or any of its Subsidiaries in connection with the Transferred Business,

(ix) any Contract with a (A) Significant Supplier and (B) Significant Customer;

(x) (A) each Contract that grants a license, release, immunity from suit or covenant not to sue under any Intellectual Property (other than (x) non-exclusive licenses for commercially available off-the-shelf software licensed to Seller or any of its Subsidiaries for a one-time or annual fee of less than $50,000 or (y) Incidental Licenses), and (B) each Contract under which Seller or any of its Subsidiaries has licensed or otherwise made available (including through releases, immunities from suit or covenants not to sue) any APA Intellectual Property to any Person (other than Incidental Licenses);

(xi) Contracts that (A) require the Transferred Business to do business with the counterparty thereto on an exclusive basis or restricts or limits the Transferred Business from operating any business or in any geographical location, or otherwise restricts the ability of the Transferred Business to manufacture, sell, distribute or market any products of the Transferred Business, (B) grant any right of first refusal or right of first offer or similar right to third-parties, (C) contain a “most-favored nation” pricing provision, or (D) other than as set forth in confidentiality agreements, consulting agreements or temporary staffing agreements entered into in the Ordinary Course of Business, restrict or prohibit the soliciting or hiring of employees, soliciting customers or suppliers of any other Person or selling or purchasing any goods or services;

(xii) Contracts (excluding sale or purchase orders in the Ordinary Course of Business) that remain open or outstanding as of the Execution Date with payment obligations by or to Seller in connection the Transferred Business in excess of $1,000,000 in the aggregate, other than such Contracts that can be terminated without penalty by Seller or its applicable Subsidiary upon 90 days’ notice or less; and

(xiii) any Contract that has a principle purpose of providing for indemnification or assumption of any Losses of any Person other than in the Ordinary Course of Business.

“Material Permits” has the meaning set forth in Section 3.8(b).

“Mill Facilities” means the consumer product division facilities located on the Real Property.

“MIPA” has the meaning set forth in the preamble hereto.

“Parties” has the meaning set forth in the preamble hereto.

“Party” has the meaning set forth in the preamble hereto.

“Pre-Closing Period” has the meaning set forth in Section 4.1(a).

“Real Property” has the meaning set forth in Section 3.4(a).

“Retained Contracts” means (i) all Contracts of Seller and its Subsidiaries other than Assigned Contracts and (ii) all Shared Contracts, subject to the allocation of rights and obligations in Section 2.4(b).

“Retained Environmental Liabilities” has the meaning set forth in the definition of Excluded Liabilities.

“Retained Pre-Closing Environmental Liabilities” has the meaning set forth in the definition of Excluded Liabilities.

“Sanctioned Person” means any Person with whom any transactions or dealings are restricted, prohibited, or sanctionable under any Sanctions, including as a result of: (a) being named on any list of Persons subject to Sanctions, (b) being located, organized, or resident in any Sanctioned Country, as applicable under local law, (c) being controlled or 50% or more owned by a Person described in (a) or (b) or (d) being deemed to be sanctioned or controlled by a Sanctioned Person.

“Seller” has the meaning set forth in the preamble hereto.

“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Buyer on the Execution Date and attached hereto.

“Seller Indemnitees” means Seller and each of its Subsidiaries and each of their respective present, former and future Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Seller Environmental Liabilities” has the meaning set forth in the definition of Excluded Liabilities.

“Services and Use Agreement” means a services and use agreement, substantially in the form of Exhibit D.

“Shared Contracts” means (i) Contracts to which Seller or any of its Subsidiaries is a party pursuant to which the counterparty currently provides products, services or Intellectual Property to both the Transferred Business and the Seller Business and (ii) Contracts under which the Transferred Business and at least one other business unit of Seller or any of its Subsidiaries sell products or services on a joint basis or integrated basis, but, in the case of clause (i), excluding Labor Agreements and Contracts for products or services that are available to Buyer pursuant to the Transition Services Agreement or the Services and Use Agreement, and excluding easements and rights of way benefitting the Real Property.

“Taxing Authority” means any Governmental Authority having jurisdiction with respect to any Tax.

“Third-Party Claim” means any actual or threatened Litigation Matter by or before any Governmental Authority asserted by a Person who or which is neither a Party nor a controlled or jointly controlled Affiliate of a Party nor a controlled Affiliate of the Guarantor.

“TSA Schedules” has the meaning set forth in Section 2.6(a).

“Transferred Assets” means, collectively, all of the right, title and interest of Seller and its Subsidiaries as of immediately prior to the Closing in and to all of the following unless specifically identified as Excluded Assets:

(i) each of the Assets, properties, goodwill and rights of Seller that is either primarily used or held for use in, or that primarily arise from, the operation or conduct of the Transferred Business or that are produced by the Transferred Business for use in or sale by the Transferred Business;

(ii) all Intellectual Property Assets;

(iii) all Current Assets;

(iv) all products, supplies, parts and other Inventories owned by Seller and its Subsidiaries (including any rights of Seller and its Subsidiaries of rescission, replevin and reclamation relating thereto and products returned following the occurrence of the Closing) (“Inventory”) to the extent used or held for use primarily in, or to the extent arising primarily from, the operation or conduct of the Transferred Business or that are produced by the Transferred Business primarily for use in or sale by the Transferred Business;

(v) all Leased Equipment, and all other personal property and interests therein owned by Seller and its Subsidiaries, (including all leasehold improvements, trade fixtures, computers and related software, machinery, equipment, furniture, furnishings, tools, warranties, office supplies, production supplies and other supplies, spare parts, other miscellaneous supplies and other tangible property of any kind and vehicles owned by Seller and its Subsidiaries) that is primarily used or held for use in, or primarily arises from, the operation or conduct of the Transferred Business, in each case, other than any such personal property that is used or held for use primarily in the Seller Business;

(vi) all Assigned Contracts;

(vii) prepaid Taxes, Tax refunds, credits or offsets relating to or arising from the Transferred Assets, the Assumed Liabilities or the Transferred Business with respect to a Post-Closing Tax Period or that are otherwise reflected as a Current Asset in Working Capital as finally determined;

(viii) prepaid expenses, security deposits, credits, deferred charges, advanced payments, in each case, to the extent relating to or arising from the Transferred Business;

(ix) Permits or other rights issued or granted by any Governmental Authority (including the rights of Seller and its Subsidiaries to all data and records held by such Governmental Authority in connection therewith) and all pending applications therefor to the extent, in each case, primarily used in, or primarily held for the benefit of, or arising primarily from, the Transferred Business;

(x) all other Assets of Seller to the extent specifically assigned to Buyer pursuant to any other Transaction Document;

(xi) all Actions to the extent relating primarily to or arising primarily from any Transferred Asset or Assumed Liability;

(xii) subject to Section 6.4 of the MIPA, all books, files, records and other documents (including all books of account, ledgers, general, financial, accounting, environmental reports, inspections, assessments, environmental audits, industrial hygiene monitoring and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, operating, production and other manuals, manufacturing and quality control records and procedures, billing records, sales and promotional literature and Tax records) (in all cases, in any form or medium) owned by Seller and its Subsidiaries that are used or held for use primarily in, or that relate primarily to or arise primarily out of, the conduct or operation of the Transferred Business;

(xiii) all non-disclosure, confidentiality and similar obligations owed to Seller or its Subsidiaries to the extent solely related to the Transferred Business; and

(xiv) all other properties, Assets and rights owned by Seller and its Subsidiaries or that Seller and its Subsidiaries have an interest, in each case, that are used or held for use primarily in, or that arise primarily out of or that relate primarily to, the conduct or operation of the Transferred Business and that are not otherwise Excluded Assets.

“Transferred Business” means the business of the consumer products division of Seller operated out of the Mill Facilities, including the business of converting, producing, manufacturing, developing, marketing, and selling of (i) tissue products, including bath tissue, household towels, facial tissues and napkins, and (ii) parent rolls, in each case, including related quality control, logistical and commercial support services related to such products.

“Transition Services Agreement” means a transition services agreement, substantially in the form of Exhibit E.

“Unpaid Tax Amount” has the meaning set forth in Section 4.2(h).

Section 1.2 Construction; Headings. Section 1.2 of the MIPA shall apply mutatis mutandis to this Agreement, as if fully set forth herein.

ARTICLE II

TRANSFER; CLOSING

Section 2.1 Transfer of Transferred Assets and Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, and subject to Section 2.4, at the Closing, (i) Seller shall lease to Buyer, and Buyer shall lease from Seller, the Real Property pursuant to the Lease Agreement, and (ii) Seller shall (and, as applicable, shall cause its relevant Subsidiaries to) sell, contribute, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, receive, acquire and take assignment of, all of Seller’s (and, as applicable, Seller’s Subsidiaries’) right, title and interest in and to the Transferred Assets, free and clear of all Liens (other than Permitted Liens), and Buyer shall assume, and agree to pay, perform, fulfill and discharge when due, all of the Assumed Liabilities. For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, the Parties agree that this Agreement does not contemplate any terms regarding (A) Seller Benefit Plans, Service Contracts or Labor Agreements (each as defined in the MIPA) and (B) the employment or termination of employment or engagement or termination of engagement, as applicable, of any current or former director, officer, employee or individual service provider of Seller or any of its Affiliates, each of which is solely addressed in the MIPA.

Section 2.2 Consideration. The consideration for the transactions contemplated by this Agreement shall be payable by Buyer to Seller pursuant to the MIPA. Each Party hereby acknowledges and agrees that the consideration paid or payable in accordance with the terms of the MIPA shall include the consideration for the Transferred Assets and the Assumed Liabilities.

Section 2.3 APA Allocation. Within sixty (60) days following the determination of the Final Purchase Price Allocation pursuant to Section 2.8 of the MIPA, Seller shall prepare and deliver to Buyer a draft schedule allocating the APA Allocable Price among the Transferred Assets (the “APA Allocation”), which the Parties agree shall be allocated based upon the relative fair market values thereof in a manner consistent with the principles of Sections 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of applicable Laws, as appropriate). If Buyer disputes any items in Seller’s proposed APA Allocation, then no later than twenty (20) days after receipt thereof, Buyer shall deliver to Seller in writing any changes Buyer proposes to be made to the APA Allocation, and the Parties shall discuss such changes in good faith. Any items not disputed by Buyer shall be final and binding on the Parties for applicable Income Tax purposes and shall be used to file all Tax Returns (including Internal Revenue Service Form 8594); provided, however, that Seller and Buyer shall notify the other of any Tax Action concerning the APA Allocation and nothing contained herein shall prevent Seller or Buyer from settling any proposed deficiency or adjustment by any Taxing Authority based upon or arising out of the APA Allocation in connection with such Tax Action, and neither Buyer nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Taxing Authority challenging such APA Allocation. To the extent that Buyer and Seller are unable to agree on the APA Allocation or any revisions thereto within twenty (20) days after Seller’s receipt of Buyer’s proposed changes, each Party may file its own Tax Returns consistent with its own determination of the proper allocation of the APA Allocable Price.

Section 2.4 Consents; Shared Contracts; Delayed Transfers.

(a) During the Pre-Closing Period and commencing as promptly as practicable after the Execution Date, Seller shall, and shall cause its Subsidiaries to, use its reasonable best efforts to provide notice to, and request Consent from, (x) all Persons as required pursuant to any Assigned Contract and (y) any other third-party or Governmental Authority to the extent required to, directly or indirectly, transfer or assign any Asset that would be a Transferred Asset. In connection with the foregoing, Seller and its Subsidiaries shall not have any obligation to (i) amend or modify any Contract, (ii) modify, relinquish, forbear or narrow any right, (iii) pay any consideration to any Person, (iv) pay or incur any costs or expenses, or (v) commence any Action, in each case, for the purpose of obtaining any Consent under this Section 2.4.

(b) With respect to any Shared Contract, other than a Shared Contract that relates to the Transferred Business or Seller’s Business in only a de minimis respect, as the case may be, during the Pre-Closing Period and for a period of two (2) years after the Closing, Seller shall, unless otherwise requested by Buyer in writing with respect to any particular Shared Contract, and shall cause its Subsidiaries to, and Buyer shall, unless otherwise requested by Seller in writing with respect to any particular Shared Contract, and shall cause its Affiliates to, use reasonable best efforts to (i) assist the other Party in negotiating and entering into a replacement Contract with respect to the Transferred Business or Seller’s Business, as applicable, that replicates, as nearly as reasonably practicable, the rights and obligations of the portion of such Shared Contract related to the Transferred Business or Seller’s Business, as the case may be, including, if practicable and applicable, the split or separation and novation of such Shared Contract or the apportionment of volumes or other applicable measures under such Shared Contract or (ii) if practicable, assign the rights and obligations under such Shared Contract, (x) to the extent relating to the Transferred Business, to Buyer (or such Person as Buyer designates in writing), or (y) to the extent relating to the Seller’s Business to Seller (or such Person as Seller designates in writing), in each case, as applicable and to the extent permitted by applicable Law and the terms of such Shared Contract. In connection with the foregoing, Seller, Buyer and their respective Affiliates, as applicable, shall not have any obligation to (i) amend or modify any Contract (including, for the avoidance of doubt, any particular Shared Contract at issue), (ii) modify, relinquish, forbear or narrow any right, (iii) pay any consideration to any Person, (iv) pay or incur any costs or expenses, or (v) commence any Action, in each case, for the purpose of (x) obtaining any Consent as required pursuant to any Shared Contract, (y) separating a Shared Contract or (z) entering into a replacement Contract, each as contemplated by this Section 2.4(b).

(c) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to, directly or indirectly, transfer or assign any Asset that would be a Transferred Asset or assume any Losses or commitments under any Assumed Liability, in each case if, but solely to the extent, an attempted direct or indirect assignment or assumption thereof, without the Consent of a third-party or approval of a Governmental Authority, would constitute a breach, default, violation or other contravention of the rights of such third-party or Governmental Authority or of applicable Law until such time as the necessary Consent is obtained (a “Delayed Transfer Asset”). If any direct or indirect transfer or assignment by Seller to Buyer of any interest in any Asset that would be a Transferred Asset, or assumption by Buyer of any Losses or commitments under any Assumed Liability, as contemplated by this Agreement, requires the Consent of a third-party or of a Governmental Authority, then such transfer or assignment or assumption shall be made subject to such Consent of such third-party or Governmental Authority being obtained. Except as otherwise provided pursuant to the Transition Services Agreement, Seller shall use its commercially reasonable efforts (and Buyer shall reasonably cooperate with Seller) to obtain any Consents that are required in order to effect the Asset Transactions as promptly as practicable prior to the Closing.

(d) If any Consent of a third-party or Governmental Authority referred to in this Section 2.4 is not obtained prior to the Closing, the Closing shall, subject to the satisfaction (or valid waiver) of any conditions to Closing set forth in this Agreement, nonetheless take place on the terms set forth herein and, thereafter, except as otherwise provided pursuant to the Transition Services Agreement, Seller shall use its reasonable best efforts (and Buyer shall reasonably cooperate with Seller) to reasonably cooperate with Buyer in connection with obtaining any such Consent referred to in this Section 2.4 after the Closing and, until such Consent is obtained, use its commercially reasonably efforts to establish arrangements under which, following the Closing, (i) Buyer shall obtain (without infringing upon the legal rights of any third-party or Governmental Authority or violating any applicable Law) the economic claims, rights and benefits under the Delayed Transfer Asset with respect to which the third-party consent or approval of a Governmental Authority has not been obtained in accordance with this Agreement, and (ii) to the extent Buyer receives such economic claims, rights and benefits, from and after the Closing, Buyer shall assume the economic burden with respect to the Delayed Transfer Asset or Assumed Liability with respect to which the third-party consent or approval of a Governmental Authority has not been obtained in accordance with this Agreement as closely as possible with the use of commercially reasonable efforts to that which would be applicable to Buyer if the consent or approval had been obtained and the Delayed Transfer Asset or Assumed Liability had been transferred.

(e) For applicable income Tax purposes, the Parties intend to treat any Delayed Transfer Asset described in Section 2.4(c) as owned by Buyer from after such time as Buyer obtains the benefits and burdens with respect to such Delayed Transfer Asset as described in Section 2.4(d) unless otherwise required by applicable Law.

(f) If and when any such third-party Consent or approval of a Governmental Authority is obtained after the Closing, the assignment of the Delayed Transfer Asset or assumption of the Assumed Liability to which such third-party consent or approval of a Governmental Authority relates shall be deemed to have been effected in accordance with the terms of this Agreement without the payment of additional consideration.

Section 2.5 Misallocated Assets and Liabilities.

(a) In the event that at any time prior to the date that is three (3) years following the Closing, Seller becomes aware (including by request of Buyer) that it possesses any Transferred Asset or Assumed Liability, Seller shall cause the prompt transfer of such Transferred Asset to Buyer or assumption of such Assumed Liability by Buyer, and Buyer shall accept and assume such Transferred Asset or Assumed Liability (except as otherwise contemplated by the Transaction Documents or as otherwise reflected or taken into account in the Final Purchase Price), in each case, without further consideration. Prior to any such transfer, upon becoming aware of possessing any such Transferred Asset, Seller shall hold such Transferred Asset in trust for Buyer and pay over to Buyer as promptly as practicable any amounts or benefits received by Seller or any of its Subsidiaries with respect to such Transferred Asset following the Closing and, to the extent that Buyer or any of its Subsidiaries is provided with the amounts or benefits of such Transferred Asset, Buyer shall assume, pay when due, and perform any corresponding obligations and liabilities.

(b) In the event that at any time prior to the date that is three (3) years following the Closing, Buyer becomes aware (including by request of Seller) that it possesses any Excluded Asset or Excluded Liability, Buyer shall cause the prompt transfer of such Excluded Asset to Seller or assumption of such Excluded Liability by Seller, and Seller shall accept and assume such Excluded Asset (including Cash and Cash Equivalents) or Excluded Liability (except as otherwise contemplated by the Transaction Documents or as otherwise reflected or taken into account in the Final Purchase Price), in each case, without further consideration. Prior to any such transfer, upon becoming aware of possessing any such Transferred Asset, Buyer shall hold such Excluded Asset in trust for Seller and pay over to Seller as promptly as practicable any amounts or benefits received by Buyer or its Subsidiaries with respect to such Excluded Asset following the Closing and, to the extent that Seller or any of its Subsidiaries is provided with the amounts or benefits of such Excluded Asset, Seller shall assume, pay when due, and perform any corresponding obligations and liabilities.

Section 2.6 Transition Services Agreement.

(a) From and after the Execution Date and prior to the Closing, the Parties shall work diligently and in good faith using reasonable best efforts to agree to the content of Schedule A to the Transition Services Agreement describing the Services (as defined in the Transition Services Agreement) (the “TSA Services Schedule”); provided that, the Parties acknowledge and agree that (i) the preliminary form of the TSA Schedules attached to the form of Transition Services Agreement set forth in Exhibit E reflects in principle the scope and duration of such Services and the final form TSA Services Schedule shall not provide for fewer Services or a shorter duration of such Services unless otherwise agreed in writing between the Parties, and (ii) in no event will the final form of the TSA Services Schedule include any services listed as an Excluded Service set out in the preliminary form of the TSA Schedules attached to the form of the Transition Services Agreement set forth in Exhibit E.

(b) If the Parties are unable to agree on the final form of the TSA Services Schedule on or before September 15, 2024, then either Party may elect to submit the TSA Services Schedule to be determined by “baseball” arbitration administered by an arbitrator who is experienced in such matters and will be selected in accordance with Rule 12 (Appointment from National Roster) of the Commercial Arbitration Rules of the American Arbitration Association or the materially equivalent rule in effect at the time of such election. Within ten (10) days following the designation of the arbitrator, Seller and Buyer shall each submit to the other and to the arbitrator, their respective final positions and full drafts of the TSA Services Schedule, which positions and drafts must be consistent with their respective prior negotiating positions. The arbitrator shall select which of the two TSA Services Schedule shall be applicable to the parties. The arbitrator may select only one TSA Services Schedule (and in whole only) and shall not add or change any term in any submission. Within ten (10) days following the arbitrator’s receipt of the parties’ submissions, the arbitrator shall issue his or her decision. The cost of the arbitrator shall be paid by the Party whose determination of the form of TSA Services Schedule was not selected by the arbitrator.

Section 2.7 Closing. On the terms and subject to the conditions of this Agreement, the consummation of the Asset Transactions shall take place simultaneously with the Closing. Article VII of the MIPA shall apply mutatis mutandis to this Agreement, as if fully set forth herein.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AS TO TRANSFERRED BUSINESS

Seller hereby represents and warrants to Buyer (except as set forth in the Seller Disclosure Schedule) as of the Execution Date and the Closing Date (except to the extent that a representation or warranty is made expressly as of a specified date, in which case such representation and warranty shall be deemed to be made only as of such date) as follows:

Section 3.1 Actions; Governmental Orders. As of the Execution Date, except as described in Section 3.1 of the Seller Disclosure Schedule, (a) since January 1, 2021, there have been no Actions relating to the Transferred Business, any Transferred Assets or any Assumed Liabilities (i) pending or, to the Knowledge of Seller, threatened against Seller with respect to the Transferred Business which is reasonably likely to result in any material Losses for the Transferred Business, and (ii) pending or threatened by Seller against another Person with respect to the Transferred Business, and (b) other than Permits, there are no outstanding Governmental Orders to which Seller is a party or by which Seller is bound with respect to the Transferred Business, the Transferred Assets or the Assumed Liabilities.

Section 3.2 Absence of Certain Changes. From the Interim Date through the Execution Date, Seller has operated the Transferred Business in the Ordinary Course of Business in all material respects and except as set forth on Section 3.2 of the Seller Disclosure Schedule, or except as permitted by this Agreement, Seller has not, nor has any of its Subsidiaries, taken any action with respect to the Transferred Business that would require the consent of Buyer pursuant to Section 4.1 if such provision had been in effect at such time.

Section 3.3 Tax Matters.

(a) All material Tax Returns with respect to any Pre-Closing Tax Period required to have been filed with respect to the Transferred Assets, the Assumed Liabilities and the Transferred Business have been timely filed (taking into account valid extensions), and all such Tax Returns are true, correct and complete in all material respects to the extent related to the Transferred Assets, the Assumed Liabilities and the Transferred Business. All material Taxes with respect to the Transferred Assets, the Assumed Liabilities, and the Transferred Business (whether or not shown as due on such Tax Returns) have been timely paid in full.

(b) All material amounts required to be withheld from amounts paid or owing to any Person with respect to Taxes of the Transferred Business have been withheld.

(c) There are no Tax Liens on the Transferred Assets or Transferred Business, except for Permitted Liens.

(d) There are no outstanding or unsettled written claims, asserted deficiencies or assessments of any Taxing Authority for any material liability for Taxes with respect to the Transferred Assets or Transferred Business and there are no ongoing audits or Actions with respect to any material Taxes with respect to the Transferred Assets or Transferred Business.

(e) No extension of the time in which any material Tax may be assessed or collected by any Taxing Authority has been granted with respect to Taxes imposed on the Transferred Assets, Assumed Liabilities, or Transferred Business, which extension is still outstanding (other than automatic extensions arising from an extension of the due date for filing a Tax Return).

(f) No claim has ever been made by a Taxing Authority in a jurisdiction where Seller does not file Tax Returns with respect to the Transferred Assets, the Assumed Liabilities or the Transferred Business that Seller is or may be subject to material taxation by, or required to file material Tax Returns with respect to the Transferred Assets, the Assumed Liabilities or the Transferred Business in, such jurisdiction, which claim has not been fully resolved.

(g) Seller has no material liability under any escheat or abandoned or unclaimed property Laws with respect to the Transferred Assets or the Transferred Business.

Section 3.4 Owned Real Property.

(a) Seller has good, valid and marketable fee title to its interest in the Land and the Buildings and Improvements used in connection with the Transferred Business (collectively, the “Real Property”). The Real Property is free and clear of all Liens (other than Permitted Liens). Except for Permitted Liens, Seller has not leased, licensed or otherwise granted any Person the right to use or occupy the Real Property. Seller has not received written notice of any actual proceedings of condemnation and, to the Knowledge of Seller, there are no existing, pending or threatened proceedings of condemnation or similar proceedings with respect to any Real Property, which would have a Material Adverse Effect.

(b) To the Knowledge of Seller, there are no existing, pending or threatened litigation, claim, condemnation proceedings or similar actions relating to the Real Property. Seller has not granted to any Person other than the applicable fee owner of the Real Property any possessory interest in the Real Property or right to occupy the same.

(c) To the Knowledge of Seller, there are no violations of any zoning ordinances, building codes or other governmental or regulatory Laws affecting the Real Property.

(d) The Buildings and Improvements are in all material respects in good operating condition and in a state of good and working maintenance and repair, ordinary wear and tear excepted, are in compliance with all applicable building codes and are adequate and suitable for their current uses and purposes. To the Knowledge of Seller, there are no physical conditions or defects on any part of the Real Property that would materially impair or would be reasonably expected to reasonably impair the continued operation of the Transferred Business as presently conducted at the Real Property. There have been no recent material casualties affecting the Real Property and or open insurance claims or settlements.

(e) The Real Property (either directly or indirectly as established in the Services and Use Agreement and the Lease Agreement) has adequate rights of access to dedicated public ways and is served by water, electric, sewer, sanitary sewer and storm drain facilities, in each case to the extent reasonably necessary for the operation, use and occupancy of such Real Property as currently operated and used.

(f) There are no rights of first refusal, options to purchase, purchase agreements, contracts for deed or installment sale agreements in effect with respect to all or any part of the Real Property.

(g) Except as set for in Section 3.4(g) of the Seller Disclosure Schedule, there are no Contracts for any proposed or pending purchase, sale, lease or construction of facilities by Seller or any Subsidiary on the Land.

(h) Seller represents that the Transferred Business is solely conducted on the Real Property and no portion of the Transferred Business is conducted on any other property, except that a parking area relating to the Transferred Business is located on Tax Parcels RP36N05W8127C2 and RP36N05W8128C2, which are neighboring properties owned by a third party, which parking area was leased to Seller and such lease has since expired.

Section 3.5 Title, Condition and Sufficiency of Assets.

(a) Seller and its Subsidiaries (as applicable) have good, valid and marketable title to, or own, hold valid leases, or otherwise have rights in, all machinery, equipment and other personal property necessary for the conduct of the Transferred Business as currently conducted, as applicable, including all assets reflected on the Balance Sheet, free and clear of all Liens except for Permitted Liens. The tangible assets of the Transferred Business are in good operating condition and adequate for the uses to which they are being put, and none of such property is in need of maintenance or repairs, except for ordinary wear and tear and routine maintenance and repairs that are not material in nature or cost.

(b) At the Closing, except as otherwise set forth in the Transaction Documents (including the Transition Services Agreement and the Services and Use Agreement) and except for any Consent for assignment or transfer that has not been obtained prior to the Closing, the assets, rights, Contracts, permits and properties owned or leased by Seller and its Subsidiaries (as applicable) with respect to the Transferred Business constitute all of the assets, rights, Contracts, permits and properties that are necessary and sufficient for the conduct of the Transferred Business, in all material respects in the aggregate, as conducted during the twelve (12) months prior to the Execution Date.

Section 3.6 Environmental Matters.

(a) Seller has obtained all Permits under Environmental Law required for the conduct and operation of the Transferred Assets and the Transferred Business, and since January 1, 2021 has been and is in compliance, in all material respects, with (i) the terms and conditions contained therein, (ii) all applicable Environmental Law, (iii) such Permits are in full force and effect, (iv) all applications as necessary for renewal of such Permits have been timely filed, and (v) such Permits contain no terms or conditions that will require material changes or limitations on the activities and operations of the Transferred Business or the Mill Facilities.

(b) There are no material Environmental Claims pending or, to the Knowledge of Seller, threatened with respect to the Transferred Assets or the Transferred Business.

(c) There has been no Release or presence of or exposure to any Hazardous Substance on, at or under any real property currently or formerly owned, operated, leased or used by Seller or its Subsidiaries with respect to the Transferred Business, or the Transferred Business which would reasonably be expected to result in material Losses or a requirement for notification or to Remediate or take any Remediation Action under any Environmental Law.

(d) Seller has made available to Buyer true and complete copies of (i) all Permits held by Seller relating to the Transferred Assets and the Transferred Business and (ii) all surveys, reports, testing, and other documents and data related to compliance with Environmental Law or the Release of any Hazardous Substance applicable to the Transferred Assets or the Transferred Business, including all Phase I and Phase II environmental site assessments and environmental compliance audits requested by Buyer that are in Seller’s possession, custody or control.

(e) Except as has been fully resolved, no Action has been commenced and no Governmental Order has been imposed, is pending or, to the Knowledge of Seller, threatened, alleging any actual or potential material Losses or otherwise arising under any Environmental Law at or relating to the Transferred Assets or the Transferred Business.

(f) No Liens pursuant to Environmental Laws have been or are imposed on the property operated by the Transferred Business or any Transferred Asset and, to the Knowledge of Seller, no such Liens have been threatened.

(g) Seller has not been identified as, or alleged to be, a responsible party under any Environmental Law in connection with the transportation, storage, treatment or Release of any Hazardous Substance at or relating to the Transferred Assets or the Transferred Business, which would reasonably be expected to be material to the Transferred Assets or the Transferred Business.

(h) To the Knowledge of Seller, in connection with the Transferred Business, Seller does not sell, nor has in the past sold, any product containing asbestos or per- and polyfluoroalkyl substances or that utilizes or incorporates asbestos-containing materials or per- and polyfluoroalkyl substances in such products.

Section 3.7 Contracts. Section 3.7 of the Seller Disclosure Schedule sets forth all of the Material Contracts as of the Execution Date, complete, true and correct copies of which have been made available to Buyer. Except as would not have a Material Adverse Effect, (i) each Material Contract is in full force and effect and is the legal, valid and binding obligation of the applicable Seller Company (subject to the Remedies Exception) and, to the Knowledge of Seller, the other parties thereto, (ii) no Seller Company nor, to Knowledge of Seller, any of the other parties thereto is in breach, violation or default, and, to Knowledge of Seller, no event has occurred which with or without notice or lapse of time or both would constitute any such breach, violation or default, or permit termination, modification, or acceleration by such other parties under such Material Contract, except that, in order to avoid a default, violation or breach under any Material Contract, the Consent of such other parties set forth in Section 3.7 of the Seller Disclosure Schedule may be required in connection with the Asset Transactions, (iii) since January 1, 2021, no Seller Company has waived any material right under any Material Contract, and (iv) no party to any Material Contract has notified a Seller Company in writing that it intends to terminate or fail to renew at the end of its term such Material Contract, materially increase rates, costs, or fees charged under any Material Contract or materially reduce the level of goods or services provided under any Material Contract.

Section 3.8 Legal Compliance.

(a) Except for Environmental Laws (which are addressed exclusively in Section 3.6), Laws relating to Taxes (which are addressed exclusively in Section 3.3), Permits (which are addressed exclusively in Section 3.9), and Laws or Permits described in Section 3.8(a) of the Seller Disclosure Schedule, Seller is not in violation of any Law or Permit applicable to the Transferred Business, other than as would not have a Material Adverse Effect.

(b) In the last five (5) years, in connection with the Transferred Business, neither Seller, nor any of its Subsidiaries, nor any director, officer, or employee of Seller or any of its Subsidiaries has (i) violated, conspired to violate or aided and abetted the violation of any Anticorruption Laws, (ii) is a Person with whom dealings are prohibited under Sanctions, whether as a result of the specific designation of that Person, its ownership or control, the jurisdiction in which it is located, organized, or resident, or otherwise, (iii) made a material violation of Sanctions, or (iv) to the Knowledge of Seller, exported, reexported, or retransferred any article, item, component, software, technology, service or technical data or taken any other act in violation of any export control Laws. Seller or its Subsidiaries has, and has implemented, policies and procedures reasonably designed to promote compliance with any applicable Anticorruption Laws and Sanctions and the Transferred Business is subject to these policies and procedures.

Section 3.9 Permits. Except as described in Section 3.9 of the Seller Disclosure Schedule Seller has all material Permits required to operate the Mill Facilities and the Transferred Business, as currently operated on the Execution Date in the Ordinary Course of Business (the “Material Permits”). Each such Material Permit is in full force and effect and, since January 1, 2021, Seller or its applicable Subsidiary is in compliance in all material respects with all its obligations with respect thereto, other than as would not have a Material Adverse Effect. There are no Actions pending or, to the Knowledge of Seller, threatened in writing, in each case, which would reasonably be expected to result in the revocation or termination of any Material Permit. Seller makes no representation or warranty in this Section 3.9 with respect to Permits required under any Environmental Law, which Permits are addressed in Section 3.6(a).

Section 3.10 TID U.S. Business. Seller has determined that the Transferred Business does not (a) produce, design, test, manufacture, fabricate, or develop “critical technologies,” as that term is defined at 31 C.F.R. § 800.215; (b) perform the functions set forth in column 2 of Appendix A to 31 C.F.R. § 800 with respect to covered investment critical infrastructure; or (c) collect or maintain, directly or indirectly, “sensitive personal data,” as that term is defined at 31 C.F.R. § 800.241; and therefore is not a “TID U.S. business,” as that term is defined at 31 C.F.R. § 800.248.

Section 3.11 Disclaimer. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (INCLUDING THE SELLER DISCLOSURE SCHEDULE) AND IN THE OTHER TRANSACTION DOCUMENTS, NEITHER SELLER NOR ANY OF ITS AFFILIATES NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES, NOR ANY OTHER PERSON, HAS MADE OR SHALL BE DEEMED TO HAVE MADE ANY REPRESENTATION OR WARRANTY TO BUYER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THE TRANSFERRED BUSINESS, INCLUDING ANY OF THE TRANSFERRED ASSETS, ASSUMED LIABILITIES, OPERATIONS, PROSPECTS, OR CONDITION (FINANCIAL OR OTHERWISE) OR THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE ASSET TRANSACTIONS, INCLUDING AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY TRANSFERRED ASSETS, THE NATURE OR EXTENT OF ANY ASSUMED LIABILITIES, THE PROSPECTS OF THE TRANSFERRED BUSINESS, OR THE ACCURACY OR COMPLETENESS OF ANY EVALUATION MATERIAL. SELLER HEREBY DISCLAIMS ANY SUCH REPRESENTATIONS OR WARRANTIES AND ANY AND ALL LOSSES THAT MAY BE BASED ON SUCH EVALUATION MATERIAL. NEITHER SELLER NOR ANY OF ITS REPRESENTATIVES, NOR ANY OTHER PERSON, MAKE ANY REPRESENTATIONS OR WARRANTIES TO BUYER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE TRANSFERRED BUSINESS. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS AGREEMENT SHALL RESTRICT OR IMPAIR ANY CLAIM ARISING OUT OF OR RELATING TO FRAUD IN THE MAKING OF THE EXPRESS WRITTEN REPRESENTATIONS AND WARRANTIES MADE BY SELLER IN THIS AGREEMENT OR IN ANY OTHER TRANSACTION DOCUMENT IN ACCORDANCE WITH THE DEFINITION OF FRAUD, EXCEPT FOR ANY ACTION THAT IS PROHIBITED BY THE TERMS OF THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, INCLUDING AN ACTION THAT IS CONTRARY TO THE LIMITATIONS PROVIDED IN SECTION 10.16 (MUTUAL RELEASE), SECTION 10.17 (LIMITATION OF LIABILITY) AND SECTION 10.20 (NO RECOURSE AGAINST NONPARTY AFFILIATES) OF THE MIPA, EACH AS APPLIED MUTATIS MUTANDIS HEREIN PURSUANT TO SECTION 6.4.

ARTICLE IV

COVENANTS

Section 4.1 Conduct of Business Prior to the Closing.

(a) From the Execution Date until the earlier of the Closing or the termination of this Agreement pursuant to its terms (the “Pre-Closing Period”), except (1) to the extent required by applicable Law or any Governmental Order, (2) as expressly required or authorized by this Agreement or the other Transaction Documents, (3) as set forth in Section 4.1 of the Seller Disclosure Schedule, or (4) as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause its Subsidiaries (A) to conduct the Transferred Business in the Ordinary Course of Business, (B) to use their reasonable best efforts to maintain and preserve the Transferred Business’ relationships and goodwill with customers, suppliers and others having business dealings with the Transferred Business, and (C) in furtherance of, and without limiting the obligations set forth in the immediately foregoing clauses (A) and (B), with respect to the Transferred Business not to:

(i) acquire by merging or consolidating with, or by purchasing a substantial equity or debt interest in or substantial portion of the assets, properties or rights of, any Person or other business organization or division thereof if such assets, properties or rights would constitute a Transferred Asset, other than the acquisition of assets in the Ordinary Course of Business;

(ii) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

(iii) directly or indirectly transfer, lease, divest, sell or otherwise dispose of, or subject to a Lien any Transferred Asset (other than Intellectual Property), other than (1) in the Ordinary Course of Business, (2) with respect to obsolete Assets or Assets with de minimis or no book value in the Ordinary Course of Business, or (3) pursuant to a Whole Company Sale;

(iv) (1) terminate, fail to renew, abandon, cancel, allow to enter into the public domain or let lapse any material APA Intellectual Property or (2) encumber, license (including through covenants not to sue), sell, transfer or otherwise dispose of (other than dispositions of the type described in the foregoing clause (1)) any APA Intellectual Property, except granting Incidental Licenses in the Ordinary Course of Business consistent with past practice;

(v) enter into, assign, materially amend, grant any material waiver under, or voluntarily terminate any Material Contract (or any Contract that, if it had been in effect on the Execution Date, would have been a Material Contract) other than (1) in the Ordinary Course of Business, and/or (2) other renewals or extensions in accordance with the terms thereof.

(vi) enter into any Contract that would reasonably be expected to, following the Closing, limit, curtail or restrict Buyer’s ability to (A) conduct the Transferred Business post-Closing, including by limiting the ability to sell any particular service or products to any Person or (B) solicit any customers;

(vii) enter into any Shared Contract, except for renewal of Shared Contracts expiring within ninety (90) days of such renewal and Shared Contracts that are entered into in the Ordinary Course of Business;

(viii) change the material accounting policies or procedures except to the extent required to conform to GAAP, including any material changes in policies with respect to management of Inventory, the payment of accounts payable or accrued expenses or the collection of the accounts receivable or other receivables, including any acceleration or deferral of the payment or collection thereof;

(ix) make any loans, advances, guarantees or capital contributions to or investments in any Person;

(x) make or authorize any capital expenditures that would constitute an Assumed Liability in excess of $1,000,000 individually, or $5,000,000 in the aggregate, other than any capital expenditure (1) made or to be made from insurance proceeds for the repair and/or prevention of damage to any property of the Transferred Business, (2) necessary to repair and/or prevent damage to any property of the Transferred Business in the event of an emergency situation, or (3) necessary to address emergency human health and safety issues;

(xi) permit any Material Permits to lapse or cancel such Material Permits;

(xii) fail to maintain insurance coverage substantially equivalent to its existing insurance coverage under the Insurance Policies as in effect on the Execution Date unless such insurance coverage is no longer available on commercially reasonable terms; or

(xiii) authorize, agree or consent to any of the foregoing in writing.

(b) Notwithstanding anything to the contrary set forth in this Agreement, any action by Seller which is specifically consented to by Buyer in writing in connection with this Section 4.1 will not be deemed a breach by Seller of any other covenant, representation or warranty set forth in this Agreement or any other Transaction Document.

(c) Notwithstanding anything in this Section 4.1 to the contrary, Seller may take commercially reasonable actions consistent with prudent industry practices that would otherwise be prohibited pursuant to this Section 4.1 in order to prevent the occurrence of, or mitigate the effects of, any damage to property or the environment or human health or safety in emergency circumstances. Nothing in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the Transferred Business at any time prior to the Closing.

Section 4.2 Tax Matters.

(a) Cooperation on Tax Matters.

(i) Following the Closing, Buyer and its Affiliates (including, following the Closing, the Company Entities) and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party (and at the requesting Party’s expense), in connection with the preparation and filing of any Tax Returns, the filing of any amended Tax Return for a Pre-Closing Tax Period (which amended Tax Return may only be filed with the consent of Seller (not to be unreasonably withheld, conditioned or delayed) to the extent provided in Section 4.2(a)(ii)), and any Tax Action, in each case, with respect to the Transferred Assets or the Transferred Business. Such cooperation shall include (upon the other Party’s request) the retention and the provision of records and information which are reasonably relevant to any such Tax Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller further agree, upon request (at the expense of the requesting Party), to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any such Taxes payable by or with respect to the Transferred Assets or the Transferred Business. Nothing in this Section 4.2 shall require either Party to provide information that is privileged under attorney-client or legal privilege if the disclosure is reasonably expected to result in the loss of such privilege (it being understood in such case that the Party withholding such information shall inform the other Party of the general nature of the information being withheld and, upon such other Party’s request and at such other Party’s sole cost and expense, reasonably cooperate with such other Party to provide such information, in whole or in part, in a manner that would not result in any such loss of privilege). Any information obtained under this Section 4.2 shall be kept confidential, except (i) as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting any Tax Action, or (ii) with the consent of Seller or Buyer, as the case may be.

(ii) Unless required by applicable Law, without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), Buyer shall not and shall cause its Affiliates (including, following the Closing, any Company Entity) not to make a voluntary disclosure to a Governmental Authority, initiate any Tax Action, modify or amend any Tax Return filed prior to the Closing, or make any Tax election with retroactive effect to a Pre-Closing Tax Period, in each case to the extent materially related to (or reasonably expected to have a material effect upon) any Excluded Taxes, provided, however, that it is understood that if Buyer or its Affiliates (including, after the Closing, the Company Entities) take any of the foregoing actions without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed) and such action is not required by applicable Law, any additional Taxes resulting therefrom shall not be taken into account for the purposes of Section 2.3 of the MIPA and Section 5.2(b).

(b) Apportionment of Taxes. With respect to any Straddle Period, (i) with respect to any Tax, other than a Tax described in clause (ii) of this Section 4.2, such Tax shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period of such Straddle Period based on an interim closing of the books as of the time of the Closing, and (ii) any real, personal or intangible property Tax or similar ad valorem Tax shall be apportioned between a Pre-Closing Tax Period and a Post-Closing Tax Period of such Straddle Period by multiplying the total amount of such Tax by a fraction the numerator of which is the number of days in such Straddle Period up to and including the Closing Date (in the case of the Pre-Closing Tax Period), or following the Closing Date (in the case of the Post-Closing Tax Period), and the denominator of which is the total number of days in such Straddle Period.

(c) Closing Date Ordinary Course of Business. For the portion of the Closing Date after the time of the Closing, other than transactions expressly contemplated by the Transaction Documents, Buyer shall and shall cause its Affiliates to carry on the Transferred Business only in the Ordinary Course of Business.

(d) Tax Contests.

(i) Notwithstanding any other provision of this Agreement, Seller or its designee shall have the right to elect to control any Tax Action on behalf of Seller that relates to any Excluded Taxes, Excluded Tax Assets or any Tax Return of Seller or its Affiliates; provided that, subject to Section 4.2(a), to the extent that any such Tax Action also relates to the Taxes imposed with respect to the Transferred Assets, Assumed Liabilities or Transferred Business and the outcome of such Tax Action is reasonably expected to give rise to a material Tax liability of Buyer for any Tax period for which Buyer shall be primarily responsible, Buyer shall have the right, at its sole cost and expense, to participate in such Tax Action (but only to the extent related to Taxes imposed with respect to the Transferred Assets, Assumed Liabilities or Transferred Business) and to employ counsel of its choice at its own expense for purposes of such participation.

(ii) Buyer and Seller shall each promptly notify the other in writing upon receiving notice from any Taxing Authority of the commencement of any such Tax Action, and Buyer shall take all actions reasonably necessary to enable Seller or its designee to exercise its control rights as set forth in this Section 4.2(d).

(e) Tax Refunds. Any cash Tax refunds that are received by Buyer or any of its Affiliates (or any credits or offsets that are used by Buyer or any of its Affiliates to reduce cash Taxes that are not Excluded Taxes, determined on a “with and without” basis) and that are Excluded Tax Assets, shall be for the account of Seller. Buyer shall pay to Seller any such refunds (and the amount of such credits or offsets) and any interest paid (less any reasonable out-of-pocket costs and expenses (including Taxes) incurred by Buyer or its Affiliates in securing such Tax refund, credit or offsets) with respect thereto within fifteen (15) days after receipt of such refund (or fifteen (15) days after the due date of the Tax Return claiming such credit).

(f) Certain Seller Tax Returns. Notwithstanding anything to the contrary in this Agreement (including this Section 4.2), no provision of this Agreement shall be construed to require Seller or any Affiliate of Seller (i) to provide to any Person (including Buyer and its Affiliates), before, on or after the Closing Date, any right to access or review any income Tax Return of Seller or its Affiliates or any consolidated, combined, unitary, affiliated or similar Tax Returns that include Seller or its Affiliates or any Tax workpapers or other records relating to any such Tax Return (other than certain pro forma or redacted information related solely to the Transferred Assets, Assumed Liabilities or Transferred Business); or (ii) to allow any Person (including Buyer and its Affiliates) to have any rights (other than the right to certain pro forma or redacted information related to the Transferred Assets, Assumed Liabilities or Transferred Business reasonably requested by Buyer), or take an action, with respect to any Tax Action involving such Tax Return; provided, that Seller and Buyer will keep each other reasonably informed with respect to any other Tax Action that is reasonably expected to give rise to a material Tax liability of the other Party or its Affiliates (including, in Buyer’s case, the Company Entities) in a Post-Closing Tax Period.

(g) Conveyance Taxes. Any Conveyance Taxes imposed upon, or payable or collectible or incurred in connection with, this Agreement or the Asset Transactions shall be borne equally by Seller and Buyer. Any Tax Returns that must be filed in connection with such Conveyance Taxes shall be prepared and filed when due by the Party primarily or customarily responsible under the applicable local Law for filing such Tax Returns, and such Party will use its commercially reasonable efforts to provide such Tax Returns to the other Party at least ten (10) days prior to the due date for such Tax Returns. Buyer and Seller shall pay their fifty percent (50%) share of any Conveyance Taxes to be paid pursuant to this Section 4.2(g) to the Party required to pay such Conveyance Taxes at least five (5) Business Days prior to the date such Conveyance Taxes are due. Buyer and Seller shall cooperate with each other in order to minimize applicable Conveyance Taxes in a manner that is mutually agreeable and in compliance with applicable Law, and shall to that extent execute such documents, agreements, applications, instruments, or other forms as reasonably required, and shall permit any such Conveyance Taxes to be assessed and paid in accordance with applicable Law.

(h) Unpaid Tax Amount. To the extent that the Taxes described in clause (vi)(b) of the definition of Assumed Liabilities include amounts that are not actually required to be paid or economically borne by Buyer (or its Affiliates) in connection with the applicable Tax Return due and filed by the Buyer (or its Affiliates) with respect to the Transferred Business after the Closing Date (such unpaid Taxes, the “Unpaid Tax Amount”), Buyer shall pay such Unpaid Tax Amount to Seller within thirty (30) days after the eighteen (18) month anniversary of the Closing, except to the extent such Unpaid Tax Amount is attributable to (i) the application of any Tax assets described in clause (vii) of the definition of Transferred Assets or (ii) any other Tax asset of Buyer and its Affiliates to the extent such Tax asset is not an Excluded Tax Asset. Any dispute between Buyer and Seller as to the Unpaid Tax Amount shall be resolved using a procedure analogous to the dispute resolution procedure set forth in Section 2.4(c) of the MIPA, applied mutatis mutandis. For the avoidance of doubt, in no event shall Buyer be required to pay any amounts to Seller under this Section 4.2(h) with respect to amounts paid or payable to Seller under Section 4.2(e).

ARTICLE V

INDEMNIFICATION

Section 5.1 Survival; Exclusive Remedy. The Parties, intending to modify any applicable statute of limitations, agree that (a) the representations and warranties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall terminate and be of no further force and effect as of the Closing and shall not survive beyond the Closing for any purpose, and thereafter except in the case of Fraud, there shall be no Losses (whether in contract or in tort, in law or equity, or granted by statute) on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect thereof (provided that the foregoing shall not limit any claim or recovery that may be available to Buyer under any representation and warranty insurance policy that may be procured by Buyer at its sole expense in connection with the Contemplated Transactions), and (b) after the Closing, there shall be no Losses on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect of any covenant or agreement to be performed or to apply prior to the Closing. The covenants, obligations or agreements contained herein to be performed following the Closing shall survive, and a claim may be brought with respect to any breach thereof, after the Closing in accordance with their respective terms. The indemnity contained in Section 5.2(b)(iii) shall survive until the fifth (5th) anniversary of the Closing Date. The Parties hereby agree that the sole and exclusive remedy for any claim following the Closing (whether such claim is framed in tort, contract or otherwise) arising out of a breach of this Agreement (other than with respect to any claim arising as a result of Fraud) shall be asserted pursuant to this Article V or Section 10.18 of the MIPA (Specific Performance) on or after the Closing Date; provided that the Parties shall not be entitled to indemnity under this Article V with respect to any Current Assets and Current Liabilities solely to the extent of the amount of such items as were expressly and specifically included in the calculation of the Final Purchase Price. After the end of the applicable period set forth in this Section 5.1, no claim for breach of any covenant, obligation or agreement may be brought, and no Action with respect thereto may be commenced, and no Party shall have any liability or obligation with respect thereto, unless the Indemnitee gave written notice to the Indemnifying Party, specifying in reasonable detail to the extent known the breach of the covenant claimed, on or before the expiration of such period, as applicable, in which case the right of the Party providing such written notice to assert its right to indemnification as to the matters so noticed shall not expire until the dispute is fully resolved and/or any applicable obligation to remedy such breach has been fully satisfied.

Section 5.2 Indemnification.

(a) From and after the Closing, Buyer shall indemnify, defend and hold harmless the Seller Indemnitees from and against, and pay or reimburse the Seller Indemnitees for, all Indemnifiable Losses relating to or arising from (i) the Assumed Liabilities (including, subject to Section 2.4, any Delayed Transfer Liabilities that would otherwise be Assumed Liabilities if transferred on the Closing Date) and (ii) any breach by Buyer of any obligations, covenants or agreements to be performed by Buyer pursuant to this Agreement subsequent to the Closing; all of the foregoing in accordance with the applicable survival period(s) set forth herein.

(b) From and after the Closing, Seller shall indemnify, defend and hold harmless the Buyer Indemnitees from and against, and pay or reimburse the Buyer Indemnitees for, all Indemnifiable Losses relating to or arising from (i) the Excluded Liabilities (other than the Retained Pre-Closing Environmental Liabilities); (ii) any breach by Seller or any of its Subsidiaries of any obligations, covenants or agreements to be performed by such Persons pursuant to this Agreement subsequent to the Closing, and (iii) the Retained Pre-Closing Environmental Liabilities, all of the foregoing in accordance with the applicable survival period(s) set forth herein.

(c) The Buyer Indemnitees shall not be entitled to recover under Section 5.2(b)(iii) for an aggregate amount of Indemnifiable Losses in excess of $50,000,000.

(d) Notwithstanding anything to the contrary set forth herein, indemnification relating to any Contract entered into between Seller and the Transferred Business at or subsequent to the Closing for the provision after the Closing of goods and services in the ordinary course shall be governed by the terms of such Contract and not by this Section 5.2 or as otherwise set forth in this Agreement and the other Transaction Documents.

Section 5.3 Procedures for Indemnification of Third-Party Claims.

(a) Seller shall, and shall cause the other Seller Indemnitees to, notify Buyer in writing promptly after learning of any Third-Party Claim for which any Seller Indemnitee intends to seek indemnification from Buyer under this Agreement. Buyer shall, and shall cause the other Buyer Indemnitees to, notify Seller in writing promptly after learning of any Third-Party Claim for which any Buyer Indemnitee intends to seek indemnification from Seller under this Agreement. To the extent a Third-Party Claim is brought against a Company Entity in lieu of or in addition to Buyer or its Affiliates after the Closing with respect to any Losses allocated to Seller under this Agreement, such Company Entity shall be considered a Buyer Indemnitee hereunder with respect to such Third-Party Claim. The failure of any Indemnitee to give such notice shall not relieve any Indemnifying Party of its obligations under this Section 5.3, except to the extent (and only to the extent) that such Indemnifying Party is actually prejudiced by such failure to give notice. Such notice shall (i) describe such Third-Party Claim in reasonable detail considering the information provided to the Indemnitee, (ii) indicate, to the extent determinable, the estimated amount of the Indemnifiable Loss that has been claimed against or may be sustained by such Indemnitee and the nature of the claim, and (iii) contain a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. Notwithstanding the foregoing, to the extent there is any conflict between the provisions of this Section 5.3 and Section 4.2(d) with respect to any Third-Party Claim involving Taxes, Section 4.2(d) shall govern.

(b) Except as provided in Section 5.4 or as otherwise provided in Section 5.3(c), an Indemnifying Party may, by notice to the Indemnitee within thirty (30) days after receipt by such Indemnifying Party of such Indemnitee’s notice of a Third-Party Claim, undertake (itself or through one of its Subsidiaries) the defense or settlement of such Third-Party Claim, at such Indemnifying Party’s own expense and by counsel reasonably satisfactory to the Indemnitee; provided that the Indemnitee shall be entitled to have sole control over the defense and settlement of any Third-Party Claim (i) seeking an injunction or other equitable relief against the Indemnitee, (ii) involving any criminal or quasi-criminal Litigation Matter, allegation or indictment to which the Indemnitee is a party, (iii) which the Indemnifying Party has failed or, in the reasonable determination of the Indemnitee, is failing to defend or otherwise prosecute diligently, or (iv) for which applicable standards of professional conduct, a conflict on any significant issue exists between the Indemnifying Party and the Indemnitee, in the case of each of clauses (i) through (iv), at the cost and expense of the Indemnifying Party. If an Indemnifying Party undertakes the defense of any Third-Party Claim, such Indemnifying Party shall control the investigation and defense or settlement thereof, and the Indemnitee may not settle or compromise such Third-Party Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed. In any event, the Indemnifying Party shall not (x) require any Indemnitee, without Indemnitee’s prior written consent, to take or refrain from taking any action in connection with such Third-Party Claim, or make any public statement or refrain from doing so, that would be in violation of applicable Law, or (y) without the prior written consent of the Indemnitee and of Seller, if the Indemnitee is a Seller Indemnitee, or the Indemnitee and of Buyer, if the Indemnitee is a Buyer Indemnitee, consent to any settlement that does not include as a part thereof an unconditional release of the relevant Indemnitees from Losses with respect to such Third-Party Claim or that requires the Indemnitee or any of its Representatives or Affiliates to make any payment that is not fully indemnified by the Indemnifying Party under this Agreement or to be subject to any non-monetary remedy. Subject to the Indemnifying Party’s control rights, as specified herein, the Indemnitees may participate in such investigation and defense, at their own expense. Until such time as an Indemnifying Party has undertaken the defense of any Third-Party Claim as provided herein, such Indemnitee shall control the investigation and defense or settlement thereof, without prejudice to its right to seek indemnification hereunder and any fees and expenses of the Indemnitee that are incurred in connection therewith prior to the date the Indemnifying Party has undertaken the defense shall be borne by the Indemnifying Party.

(c) If an Indemnitee reasonably determines that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party which make it inappropriate for the Indemnifying Party to undertake the defense or settlement thereof, then such Indemnifying Party shall not be entitled to undertake the defense or settlement of such Indemnitee with respect to the Third-Party Claim; instead, counsel for the Indemnifying Party shall be entitled to conduct the defense or settlement of the Indemnifying Party and separate counsel for the Indemnitee

(selected by the Indemnitee) shall be entitled to conduct the defense for the Indemnitee, in which case the reasonable fees, costs and expenses of such counsel for the Indemnitee (but not more than one separate firm of attorneys (in addition to reasonably necessary local counsel(s), if any) reasonably satisfactory to the Indemnifying Party) shall be paid by the Indemnifying Party, it being understood that both such counsel shall cooperate with each other to conduct the defense or settlement of such Third-Party Claim as efficiently as possible.

(d) In no event shall an Indemnifying Party be liable for the fees and expenses of more than one separate firm of attorneys for all Indemnitees (in addition to reasonably necessary local counsel(s) and its own counsel, if any) in connection with any one Litigation Matter, or separate but similar or related Litigation Matters, in the same jurisdiction arising out of the same general allegations or circumstances.

(e) If the Indemnifying Party undertakes the defense or settlement of a Third-Party Claim, (i) the Indemnifying Party shall keep the Indemnitee reasonably informed of the status of, and all material developments relating to or in connection with, such Third-Party Claim and shall provide the Indemnitee with reasonable access to all written, and summaries of all oral, correspondence, drafts of settlements agreements, court filings and all other notices and documents received or transmitted by the Indemnifying Party relating to such Third-Party Claim; and (ii) the Indemnitee shall make available to the Indemnifying Party and its counsel all information and documents reasonably available to it which relate to any Third-Party Claim, and otherwise cooperate as may reasonably be required in connection with the investigation, defense and settlement thereof, subject to the terms and conditions of a mutually acceptable joint defense agreement. In the event the Indemnitee is undertaking the defense or settlement of a Third-Party Claim, the Indemnifying Party shall make available to the Indemnitee and its counsel all information and documents reasonably available to it which relate to any Third-Party Claim, and otherwise cooperate as may reasonably be required in connection with the investigation, defense and settlement thereof, subject to the terms and conditions of a mutually acceptable joint defense agreement.

(f) Environmental Limitations. Notwithstanding any provision to the contrary in this Agreement, with respect to any Losses arising from Retained Environmental Liabilities:

(i) Seller shall have satisfied its obligations with respect to any Remediation Action to the extent such Remediation Action is conducted in a commercially reasonable manner appropriate for the subject site, which incorporates (A) clean-up standards for the applicable classification of the subject site as of the Closing Date and as allowed under applicable Environmental Law or approved by the applicable Governmental Authorities and (B) the most commercially reasonable methods that are allowed under Environmental Law or approved or otherwise acceptable to the applicable Governmental Authorities, including the use of risk-based cleanup standards, natural attenuation, and deed restrictions so long as such use does not unreasonably impact or interfere with Buyer’s operation of the Transferred Business; and

(ii) Seller shall not be required to indemnify any Buyer Indemnitees for any such Losses to the extent that such Losses are caused, triggered or increased by: (A) Buyer Indemnitees directly and intentionally exacerbating any such Losses after obtaining knowledge thereof, (B) Buyer voluntarily breaking the surface of the Land for the purpose of discovering contamination or conducting any testing, sampling or other invasive investigation of, or Remediation Action relating to, the air, soil, soil gas, surface water, groundwater, sediment, building materials or other environmental media conducted by, on behalf of, or at the direction of Buyer or any of its Affiliates; or (C) any environmental response investigation, cleanup, Remediation Action, Remediation or similar activity that is more comprehensive or stringent than the applicable environmental standard, unless required by Environmental Law or the appropriate Governmental Authority; unless, in the case of the foregoing (A), (B) or (C), such actions are undertaken (1)(w) in good faith and in a manner consistent with reasonable and prudent environmental practices (without consideration of the benefit of any indemnification provided by Seller), (x) required to comply with Environmental Law, Permit or Governmental Order, or required by a Governmental Authority; (y) necessary to respond to a Third-Party Claim; or (z) necessary or reasonably advisable to prevent or mitigate an imminent or substantial threat to human health or the environment; and (2) to the extent reasonably practicable under the circumstances, with prior written notice to Seller (it being understood that prior notice shall not be necessary to the extent such actions are undertaken to address an imminent or substantial threat to human health or the environment).

Section 5.4 Reductions for Insurance Proceeds. The amount that any Indemnifying Party is or may be required to pay to any Indemnitee pursuant to this Section 5.4 shall be reduced (retroactively or prospectively, as applicable) by any insurance proceeds in respect of the related Indemnifiable Losses (net of all costs of recovery, including deductibles, co-payments or other payment obligations) solely to the extent actually received by the Indemnitee. The existence of a claim or a potential claim by an Indemnitee for insurance in respect of any Indemnifiable Loss shall not, however, delay or reduce any payment pursuant to the indemnification provisions contained herein and otherwise determined to be due and owing by an Indemnifying Party. Notwithstanding any other provisions of this Agreement, it is the intention of the Parties that no insurer shall be (x) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (y) relieved of the responsibility to pay any claims for which it is obligated. If an Indemnitee shall have received the payment required by this Agreement from an Indemnifying Party in respect of any Indemnifiable Losses and shall subsequently actually receive insurance proceeds in respect of such Indemnifiable Losses, then such Indemnitee shall hold such insurance proceeds in trust for the benefit of such Indemnifying Party and shall pay to such Indemnifying Party a sum equal to the amount of such insurance proceeds actually received (net of all costs of recovery, including deductibles, co-payments or other payment obligations and without interest), up to the aggregate amount of any payments received from such Indemnifying Party pursuant to this Agreement in respect of such Indemnifiable Losses.

Section 5.5 Direct Claims. Any claim on account of an Indemnifiable Loss that does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the Indemnifying Party. Such notice shall specify in reasonable detail to the extent known the breach of the covenant, obligation or agreement claimed. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond in such thirty (30)-day period or rejects such claim in whole or in part, the Indemnitee shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the other Transaction Documents.

Section 5.6 Joint Defense and Cooperation. With respect to any Third-Party Claim in which both Seller and Buyer (or any of their respective Affiliates) are, or reasonably may be expected to be, named as parties, or that otherwise implicates both Seller or Buyer (or any of their respective Affiliates) in a material fashion, the Parties shall reasonably cooperate with respect to such Third-Party Claim and if the Parties agree, maintain a joint defense in a manner that will preserve applicable privileges.

Section 5.7 Environmental Access, Control, and Cooperation. Seller shall control and/or perform, and make all final decisions with respect to, any Remediation or Remediation Action relating to any claim for indemnification by the Buyer Indemnitees with respect to any Losses arising from Retained Environmental Liabilities. Seller shall not conduct or agree to conduct any Remediation Action in a manner that unreasonably interferes with the operations of the Transferred Business. Buyer shall (or shall cause its Subsidiaries to) provide Seller, at reasonable times and after reasonable notice, access to the Transferred Assets and Transferred Business records and employees in connection with any such performance by Seller. Seller shall have satisfied its obligations with respect to a Remediation or Remediation Action to the extent such Remediation or Remediation Action is conducted in accordance with Section 5.3(f)(i). Seller may authorize Buyer to conduct Remediation or Remediation Action at Seller’s direction.

Section 5.8 Tax Treatment of Payments. Except to the extent otherwise required by applicable Law, Seller and Buyer shall (and shall cause their respective Affiliates to) treat any and all payments under Section 4.2 and Section 5.2 as an adjustment to the Final Purchase Price for appliable tax purposes, it being understood that where such payments relate to a Transferred Asset, such adjustment shall apply to the portion of the Final Purchase Price that is allocated to such Transferred Asset pursuant to Section 2.8 of the MIPA and Section 2.3 of this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1 No Inducement or Reliance; Independent Assessment.

(a) Buyer has not been induced by and has not relied upon any representations, warranties, statements or other information, whether express or implied, made or provided by Seller or any other Person, except for the representations and warranties of Seller expressly set forth in Article III, whether or not any such representations, warranties, statements, or other information were made in writing or orally. Buyer represents and warrants that neither Seller nor any other Person has made any representation or warranty, express or implied, oral or written, including any implied warranty of merchantability or of fitness for a particular purpose, or to the accuracy or completeness of any information regarding the Transferred Business, the Assumed Liabilities or the Asset Transactions except for the representations and warranties expressly given by Seller in Article III, and Seller will not have or be subject to any Losses to Buyer or any other Person resulting from the distribution to Buyer or its Representatives, or the use by Buyer or its Representatives, of any Evaluation Material. Buyer hereby acknowledges and agrees that, except to the extent specifically set forth in Article III, Buyer is acquiring the Transferred Assets on an “As Is, Where Is” basis.

(b) Buyer acknowledges that it has inspected and conducted, to its satisfaction, its own independent investigation of the Transferred Business, and the financial condition, results of operations, assets, liabilities and properties related thereto, and in entering into this Agreement and making the determination to proceed with the Asset Transactions, Buyer has relied on the results of its own independent investigation and analysis. Neither Buyer, nor to the knowledge of Buyer, any of its Representatives, is aware of any facts, events or circumstances that would cause any of the representations or warranties of Seller set forth in this Agreement to be untrue or incorrect in any respect. Buyer is an informed and sophisticated participant in the Asset Transactions and has undertaken such investigation and has been provided with and has evaluated such Evaluation Material, as it has deemed necessary in connection with the execution, delivery and performance of this Agreement and the consummation of the Asset Transactions. With respect to any projection or forecast delivered by or on behalf of Seller to Buyer, Buyer hereby acknowledges and agrees that (i) there are uncertainties inherent in attempting to make such projections and forecasts, (ii) the accuracy and correctness of such projections and forecasts may be affected by information which may become available through discovery or otherwise after the date of such projections and forecasts and (iii) it is familiar with each of the foregoing. In furtherance of the foregoing, and not in limitation thereof, Buyer acknowledges and agrees that no representation or warranty, express or implied, at law or in equity, of Seller or any of its Representatives, or any other Person, including the Evaluation Material and any financial projection or forecast delivered to Buyer with respect to the revenues or profitability which may arise from the operation of the Transferred Business either before or after the Closing, shall (except as otherwise expressly set forth in Article III of this Agreement) form the basis of any claim against Seller, any of its Affiliates, or any of their respective Representatives, or any other Person with respect thereto or with respect to any related matter.

Section 6.2 Termination. Prior to the Closing, this Agreement may be terminated at any time by the mutual written consent of Buyer and Seller. This Agreement shall terminate automatically upon a valid termination of the MIPA. Regardless of the reason for termination, Section 1.2, this Section 6.2 and Section 6.4 (and, in each case the corresponding definitions set forth in Section 1.1) will survive any termination of this Agreement.

Section 6.3 No Partnership. Nothing contained in this Agreement will be deemed or construed by the Parties, or by any other Person, to create the relationship of principal and agent, or of partnership, strategic alliance or joint venture.

Section 6.4 Miscellaneous. Article X of the MIPA shall apply mutatis mutandis to this Agreement as if fully set forth herein.

[Remainder of page intentionally blank; signature page follows]

IN WITNESS WHEREOF, each of the Parties have caused this Agreement to be executed and delivered as of the date first above written.

SELLER:

CLEARWATER PAPER CORPORATION

By:	/s/ Arsen S. Kitch
Name: Arsen S. Kitch
Title: President and Chief Executive Officer

BUYER:

SOFIDEL AMERICA CORP.

By:	/s/ Luigi Lazzareschi
Name: Luigi Lazzareschi
Title: CEO

[Signature Page to Asset Purchase Agreement]